Exhibit 99.1

Lufax Reports Fourth Quarter and Full Year 2022 Financial Results

SHANGHAI, China, March 13, 2023 — Lufax Holding Ltd (“Lufax” or the “Company”) (NYSE: LU), a leading financial services enabler for small business owners in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2022.

Fourth Quarter 2022 Financial Highlights

•	Total income decreased by 22.2% to RMB12,318 million (US$1,786 million) in the fourth quarter of 2022 from RMB15,831 million in the same period of 2021.

•	Net loss was RMB806 million (US$117 million) in the fourth quarter of 2022, compared to net profit of RMB2,896 million in the same period of 2021.

(In millions except percentages, unaudited)	Three Months Ended December 31,				Twelve Months Ended December 31,
	2021	2022		YoY	2021	2022		YoY
	RMB	RMB	USD		RMB	RMB	USD
Total income	15,831	12,318	1,786	(22.2%)	61,835	58,116	8,426	(6.0%)
Total expenses	(11,492)	(12,922)	(1,874)	12.4%	(38,435)	(45,102)	(6,539)	17.3%
Total expenses excluding credit and asset impairment losses, financial costs and other gains/(losses) - net	(8,302)	(6,574)	(953)	(20.8%)	(30,194)	(26,889)	(3,899)	(10.9%)
Credit and asset impairment losses	(3,222)	(6,266)	(908)	94.5%	(7,745)	(16,978)	(2,462)	119.2%
Financial costs and other gains/(losses) - net	32	(82)	(12)	(356.3%)	(496)	(1,236)	(179)	149.2%
Net profit/(loss)	2,896	(806)	(117)	(127.8%)	16,709	8,775	1,272	(47.5%)

Fourth Quarter 2022 Operational Highlights

•	Outstanding balance of loans enabled decreased by 12.8% to RMB576.5 billion as of December 31, 2022 from RMB661.0 billion as of December 31, 2021.

•	Cumulative number of borrowers increased by 12.9% to approximately 19.0 million as of December 31, 2022 from approximately 16.8 million as of December 31, 2021.

•	New loans enabled decreased by 48.7% to RMB77.8 billion in the fourth quarter of 2022 from RMB151.6 billion in the same period of 2021.

•	During the fourth quarter of 2022, excluding the consumer finance subsidiary, the Company bore risk on 22.2% of its new loans enabled, up from 20.8% in the same period of 2021.

•

As of December 31, 2022, including the consumer finance subsidiary, the Company bore risk on 23.5% of its outstanding balance, up from 16.6% as of December 31, 2021. Credit enhancement partners bore risk on 72.6% of outstanding balance, among which Ping An P&C accounted for a majority.

•	For the fourth quarter of 2022, the Company’s retail credit enablement business take rate[1] based on loan balance was 7.7%, as compared to 9.0% for the fourth quarter of 2021.

•

C-M3 flow rate[2] for the total loans the Company had enabled was 1.0% in the fourth quarter of 2022, as compared to 0.8% in the third quarter of 2022. Flow rates for the general unsecured loans and secured loans the Company had enabled were 1.1% and 0.6%, respectively, in the fourth quarter of 2022, as compared to 0.9% and 0.4%, respectively, in the third quarter of 2022.

•

Days past due (“DPD”) 30+ delinquency rate[3] for the total loans the Company had enabled was 4.6% as of December 31, 2022, as compared to 3.6% as of September 30, 2022. DPD 30+ delinquency rate for general unsecured loans was 5.2% as of December 31, 2022, as compared to 4.2% as of September 30, 2022. DPD 30+ delinquency rate for secured loans was 2.6% as of December 31, 2022, as compared to 1.6% as of September 30, 2022.

•

DPD 90+ delinquency rate[4] for the total loans enabled was 2.6% as of December 31, 2022, as compared to 2.1% as of September 30, 2022. DPD 90+ delinquency rate for general unsecured loans was 3.0% as of December 31, 2022, as compared to 2.4% as of September 30, 2022. DPD 90+ delinquency rate for secured loans was 1.2% as of December 31, 2022, as compared to 0.9% as of September 30, 2022.

Mr. YongSuk Cho, Chairman and Chief Executive Officer of Lufax, commented, “Operating conditions in the fourth quarter were especially challenging, with the adverse macroeconomic environment particularly impacting our core SMB customers. We responded by optimizing our operations to be more agile and efficient, and by prioritizing asset quality over growth through more stringent customer selection. Our focus also includes optimizing credit enhancement approaches to provide further support to our operating margins and business sustainability in the medium term. At the same time, we continued to grow our consumer finance business. As a result, our outstanding balance of consumer finance loans grew from RMB3.6 billion as of December 31, 2020 to RMB29.7 billion as of December 31, 2022, and our number of borrowers with outstanding consumer finance loans increased from 168,000 as of December 31, 2020 to 1.3 million as of December 31, 2022. While there remain uncertainties ahead, we see signs of the green shoots of recovery, heightening our confidence in an economic upturn in the quarters to come. Boosted by this macro backdrop, an increasingly stabilized regulatory environment, and our strong capital position, we remain confident that our upgraded strategy and resilient business model will drive our U-shaped recovery and deliver long-term shareholder value.”

[1]

The take rate of retail credit enablement business is calculated by dividing the aggregated amount of loan enablement service fees, post-origination service fees, net interest income, guarantee income and the penalty fees and account management fees by the average outstanding balance of loans enabled for each period.

[2]

Flow rate estimates the percentage of current loans that will become non-performing at the end of three months, and is defined as the product of (i) the loan balance that is overdue from 1 to 29 days as a percentage of the total current loan balance of the previous month, (ii) the loan balance that is overdue from 30 to 59 days as a percentage of the loan balance that was overdue from 1 to 29 days in the previous month, and (iii) the loan balance that is overdue from 60 to 89 days as a percentage of the loan balance that was overdue from 30 days to 59 days in the previous month. Loans from legacy products and consumer finance subsidiary are excluded from the flow rate calculation.

[3]

DPD 30+ delinquency rate refers to the outstanding balance of loans for which any payment is 30 to 179 calendar days past due divided by the outstanding balance of loans. Loans from legacy products and consumer finance subsidiary are excluded from the calculation.

[4]

DPD 90+ delinquency rate refers to the outstanding balance of loans for which any payment is 90 to 179 calendar days past due divided by the outstanding balance of loans. Loans from legacy products and consumer finance subsidiary are excluded from the calculation.

Mr. Gregory Gibb, Co-Chief Executive Officer of Lufax, commented, “Macro-related headwinds drove a spike in credit impairment losses, adversely impacting our fourth quarter results. We continued executing on our geographically differentiated strategy, focusing on those regions demonstrating more economic resilience, and realizing a greater contribution in new loan volumes from these regions. At the same time, we further strengthened our business model by enhancing efficiencies, optimizing our channel mix, and fine-tuning our sales force. Furthermore, in addition to the joint credit enhancement model where we provide credit enhancement together with our partners, we engaged fruitfully with some of our funding partners regarding the implementation of a more optimized risk-bearing model where our guarantee company provides full provision of credit enhancement. Our recently launched SBO ecosystem is generating promising growth momentum, with 130,000 C-end customers and 120,000 B-end customers at the end of 2022, and a five-fold growth in registered customers in the first two months of this year. While significant uncertainty remains as to the pace of macroeconomic revival, we are confident of our U-shaped recovery in the medium term. During this process, we will patiently wait for rejuvenation of the SMB sector, prudently implement new risk strategies, entrench lessons learned during the pandemic, and be fully prepared to capture new business as the economy rebounds. Finally, to deliver greater value to our shareholders and thank them for their continued support, we will distribute a cash dividend for the second half of 2022.”

Mr. David Choy, Chief Financial Officer of Lufax, commented, “As macro volatilities and uncertainties persisted, we forged ahead with strategic initiatives to strengthen our business model and optimize costs. Bolstered by these efforts, in the fourth quarter of 2022, we successfully reduced our operating-related expenses by 20.8% on a year-over-year basis. Our balance sheet remains solid, with our cash at bank balance increasing year over year to RMB43.9 billion. Furthermore, liquid assets maturing in 90 days or less amounted to RMB49.9 billion as of December 31, 2022. Our guarantee subsidiary had net assets of RMB47.9 billion and its leverage ratio remained steady at 2.0x as of the end of December 2022, compared to a regulatory allowance of 10x, providing us with ample operational flexibility. Looking ahead, we remain confident in the resilience of our business model and our ability to create greater sustainable value for our shareholders.”

Fourth Quarter 2022 Financial Results

TOTAL INCOME

Total income decreased by 22.2% to RMB12,318 million (US$1,786 million) in the fourth quarter of 2022 from RMB15,831 million in the same period of 2021. The Company’s total income mix changed with the evolution of its business model, as it gradually bore more credit risk.

	Three Months Ended December 31,
(In millions except percentages, unaudited)	2021		2022		YoY
	RMB	% of income	RMB	% of income
Technology platform-based income	8,836	55.8%	5,874	47.7%	(33.5%)
Net interest income	4,234	26.7%	4,369	35.5%	3.2%
Guarantee income	1,635	10.3%	1,671	13.6%	2.2%
Other income	769	4.9%	131	1.1%	(83.0%)
Investment income	359	2.3%	275	2.1%	(23.4%)
Share of net profits of investments accounted for using the equity method	(2)	0.0%	(2)	0.0%	0.0%
Total income	15,831	100.0%	12,318	100.0%	(22.2%)

•

Technology platform-based income decreased by 33.5% to RMB5,874 million (US$852 million) in the fourth quarter of 2022 from RMB8,836 million in the same period of 2021 due to 1) the decrease of retail credit service fees driven by the decrease in new loan sales and a lower take rate and 2) the decrease of referral and other technology platform-based income driven by the decrease in transaction volume.

•

Net interest income increased by 3.2% to RMB4,369 million (US$633 million) in the fourth quarter of 2022 from RMB4,234 million in the same period of 2021, mainly due to the increase in consumer finance loans, partially offset by the decrease in net interest income from trust plans.

•

Guarantee income increased by 2.2% to RMB1,671 million (US$242 million) in the fourth quarter of 2022 from RMB1,635 million in the same period of 2021, primarily due to the increase in the loans for which the Company bore credit risk.

•

Other income was RMB131 million (US$19 million) in the fourth quarter of 2022, compared to RMB769 million in the same period of 2021, mainly due to the change of fee structure that the Company charged to its primary credit enhancement partner.

•	Investment income decreased to RMB275 million (US$40 million) in the fourth quarter of 2022 from RMB359 million in the same period of 2021, mainly due to the decrease of investment assets.

TOTAL EXPENSES

Total expenses increased by 12.4% to RMB12,922 million (US$1,874 million) in the fourth quarter of 2022 from RMB11,492 million in the same period of 2021. This increase was mainly driven by credit impairment losses, since credit impairment losses increased by 147.1% to RMB6,259 million (US$907 million) in the fourth quarter of 2022 from RMB2,533 million in the same period of 2021. Total expenses excluding credit impairment losses, asset impairment losses, finance costs and other (gains)/losses decreased by 20.8% to RMB6,574 million (US$953 million) in the fourth quarter of 2022 from RMB8,302 million in the same period of 2021.

	Three Months Ended December 31,
(In millions except percentages, unaudited)	2021		2022		YoY
	RMB	% of income	RMB	% of income
Sales and marketing expenses	4,835	30.5%	3,706	30.1%	(23.4%)
General and administrative expenses	971	6.1%	750	6.1%	(22.8%)
Operation and servicing expenses	1,900	12.0%	1,659	13.5%	(12.7%)
Technology and analytics expenses	597	3.8%	458	3.7%	(23.3%)
Credit impairment losses	2,533	16.0%	6,259	50.8%	147.1%
Asset impairment losses	689	4.4%	7	0.1%	(99.0%)
Finance costs	267	1.7%	501	4.1%	87.6%
Other (gains)/losses - net	(300)	(1.9%)	(419)	(3.4%)	39.7%
Total expenses	11,492	72.6%	12,922	105.0%	12.4%

•

Sales and marketing expenses decreased by 23.4% to RMB3,706 million (US$537 million) in the fourth quarter of 2022 from RMB4,835 million in the same period of 2021. The decrease was mainly due to 1) decreased new loan sales and reductions in commissions; 2) decreased investor acquisition and retention expenses and referral expenses from platform service driven by decreased transaction volume, and 3) decreased general sales and marketing expenses driven by the decrease in new loan sales.

•

General and administrative expenses decreased by 22.8% to RMB750 million (US$109 million) in the fourth quarter of 2022 from RMB971 million in the same period of 2021 as a result of decreased personnel expenses.

•

Operation and servicing expenses decreased by 12.7% to RMB1,659 million (US$241 million) in the fourth quarter of 2022 from RMB1,900 million in the same period of 2021, primarily due to the Company’s expense control measures and decrease of loan balance and new loan sales.

•

Technology and analytics expenses decreased by 23.3% to RMB458 million (US$66 million) in the fourth quarter of 2022 from RMB597 million in the same period of 2021 as a result of the Company’s improved efficiency.

•

Credit impairment losses increased by 147.1% to RMB6,259 million (US$907 million) in the fourth quarter of 2022 from RMB2,533 million in the same period of 2021, mainly driven by the increase of provision and indemnity losses as a result of 1) increased risk exposure, resulting from the Company, including the consumer finance subsidiary, bearing risk on 23.5% of its outstanding balance as of December 31, 2022, up from 16.6% as of December 31, 2021, and 2) worsening credit performance due in large part to the challenging macroeconomic environment.

•

Asset impairment losses decreased by 99.0% to RMB7 million (US$1 million) in the fourth quarter of 2022 from RMB689 million in the same period of 2021, mainly due to the higher base of impairment loss in the fourth quarter of 2021 driven by impairment loss of intangible assets.

•

Finance costs increased by 87.6% to RMB501 million (US$73 million) in the fourth quarter of 2022 from RMB267 million in the same period of 2021, mainly due to interest costs related to early repayment of Ping An group convertible notes.

•	Other gains were RMB419 million (US$61 million) in the fourth quarter of 2022, compared to RMB300 million in the same period of 2021, mainly due to the increase in government subsidies.

NET LOSS

Net loss was RMB806 million (US$117 million) in the fourth quarter of 2022, compared to net profit of RMB2,896 million in the same period of 2021, driven by the aforementioned factors.

LOSS PER ADS

Basic and diluted loss per American Depositary Share (“ADS”) were both RMB0.36 (US$0.05) in the fourth quarter of 2022.

BALANCE SHEET

The Company had RMB43,882 million (US$6,362 million) in cash at bank as of December 31, 2022, as compared to RMB34,743 million as of December 31, 2021. Net assets of the Company amounted to RMB94,787 million (US$13,743 million) as of December 31, 2022, as compared to RMB94,559 million as of December 31, 2021.

Recent Developments

Change in Semi-Annual Dividend Policy

The Company’s board of directors (the “Board”) has approved a revised semi-annual cash dividend policy to replace its existing dividend policy. Under the revised dividend policy, starting from 2023, the Company will declare and distribute a recurring cash dividend semi-annually in which the aggregate amount of the semi-annual dividend distributions for each year is equivalent to approximately 20% to 40% of the Company’s net profit in such fiscal year, or as otherwise authorized by the Board. The determination to make dividend distributions and the exact amount of such distributions in any particular semi-annual period will be based upon the Company’s operations and earnings, cash flow, financial condition, and other relevant factors, and subject to adjustment and determination by the Board.

Declaration of Semi-Annual Dividend

The Board has approved a cash dividend of US$0.10 per ordinary share for the six-month period ended December 31, 2022, on the Company’s outstanding shares to shareholders of record as of the close of trading on the New York Stock Exchange on April 7, 2023. Holders of ADSs, each two ADSs representing one ordinary share, will accordingly be entitled to a cash dividend of US$0.05 per ADS, subject to the payment of applicable depositary fees. The depositary, Citibank, N.A., will distribute the dividend to holders of ADSs on or about April 21, 2023.

Conference Call Information

The Company’s management will hold an earnings conference call at 9:00 P.M. U.S. Eastern Time on Sunday, March 12, 2023 (9:00 A.M. Beijing Time on Monday, March 13, 2023) to discuss the financial results. For participants who wish to join the call, please complete online registration using the link provided below in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique access PIN, which can be used to join the conference call.

Registration Link: https://www.netroadshow.com/events/login?show=9fbea766&confId=48030

A replay of the conference call will be accessible through March 20, 2023 (dial-in numbers: +1 (866) 813-9403 or +1 (929) 458-6194; replay access code: 569250). A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.lufaxholding.com.

About Lufax

Lufax Holding Ltd is a leading financial services enabler for small business owners in China. The Company offers tailor-made financing products to small business owners and other high-quality borrowers to address their large unmet needs. In doing so, the Company has established relationships with over 550 financial institutions in China, many of which have worked with the Company for over three years. These financial institutions provide funding and credit enhancement for the loans the Company enables as well as other products to enrich the small business owner ecosystem that the Company is creating.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8972 to US$1.00, the rate in effect as of December 31, 2022, as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Lufax’s beliefs and expectations, are forward-looking statements. Lufax has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. These forward-looking statements include, but are not limited to, statements about Lufax’s goals and strategies; Lufax’s future business development, financial condition and results of operations; expected changes in Lufax’s income, expenses or expenditures; expected growth of the retail credit enablement; Lufax’s expectations regarding demand for, and market acceptance of, its services; Lufax’s expectations regarding its relationship with borrowers, platform investors, funding sources, product providers and other business partners; general economic and business conditions; and government policies and regulations relating to the industry Lufax operates in. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Lufax’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Lufax does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Lufax Holding Ltd

Email: Investor_Relations@lu.com

ICR, LLC

Robin Yang

Tel: +1 (646) 308-0546

Email: lufax.ir@icrinc

LUFAX HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2021	2022		2021	2022
	RMB	RMB	USD	RMB	RMB	USD
Technology platform-based income	8,836,164	5,874,337	851,699	38,294,317	29,218,432	4,236,274
Net interest income	4,234,114	4,369,470	633,514	14,174,231	18,981,376	2,752,041
Guarantee income	1,634,938	1,670,743	242,235	4,370,342	7,372,509	1,068,913
Other income	769,097	130,927	18,983	3,875,407	1,238,004	179,494
Investment income	358,866	274,594	39,812	1,151,753	1,305,625	189,298
Share of net profits of investments accounted for using the equity method	(1,725)	(1,733)	(251)	(31,143)	(218)	(32)

Total income	15,831,454	12,318,338	1,785,991	61,834,907	58,115,728	8,425,989

Sales and marketing expenses	(4,834,811)	(3,706,378)	(537,374)	(17,993,072)	(15,756,916)	(2,284,538)
General and administrative expenses	(970,864)	(750,422)	(108,801)	(3,559,323)	(2,830,119)	(410,329)
Operation and servicing expenses	(1,899,665)	(1,659,300)	(240,576)	(6,557,595)	(6,429,862)	(932,242)
Technology and analytics expenses	(596,647)	(457,569)	(66,341)	(2,083,994)	(1,872,454)	(271,480)
Credit impairment losses	(2,532,985)	(6,258,530)	(907,402)	(6,643,727)	(16,550,465)	(2,399,592)
Asset impairment losses	(689,286)	(7,101)	(1,030)	(1,100,882)	(427,108)	(61,925)
Finance costs	(267,359)	(501,042)	(72,644)	(995,515)	(1,238,992)	(179,637)
Other gains/(losses) - net	299,807	418,781	60,718	499,379	3,459	502

Total expenses	(11,491,810)	(12,921,561)	(1,873,450)	(38,434,729)	(45,102,457)	(6,539,242)

Profit/(loss) before income tax expenses	4,339,644	(603,223)	(87,459)	23,400,178	13,013,271	1,886,747
Income tax expenses	(1,443,350)	(202,712)	(29,390)	(6,691,118)	(4,238,232)	(614,486)

Net profit/(loss) for the period	2,896,294	(805,935)	(116,850)	16,709,060	8,775,039	1,272,261

Net profit/(loss) attributable to:
Owners of the Group	2,906,087	(815,292)	(118,206)	16,804,380	8,699,369	1,261,290
Non-controlling interests	(9,793)	9,357	1,357	(95,320)	75,670	10,971

Net profit/(loss) for the period	2,896,294	(805,935)	(116,850)	16,709,060	8,775,039	1,272,261

Earnings/(loss) per share
-Basic earnings/(loss) per share	2.51	(0.71)	(0.10)	14.22	7.60	1.10

-Diluted earnings/(loss) per share	2.42	(0.71)	(0.10)	13.38	7.58	1.10

-Basic earnings/(loss) per ADS	1.26	(0.36)	(0.05)	7.11	3.80	0.55

-Diluted earnings/(loss) per ADS	1.21	(0.36)	(0.05)	6.69	3.79	0.55

LUFAX HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data, or otherwise noted)

	As of December 31,	As of December 31,
	2021	2022
	RMB	RMB	USD
Assets
Cash at bank	34,743,188	43,882,127	6,362,310
Restricted cash	30,453,539	26,508,631	3,843,390
Financial assets at fair value through profit or loss	31,023,211	29,089,447	4,217,573
Financial assets at amortized cost	3,784,613	4,716,448	683,821
Financial assets purchased under reverse repurchase agreements	5,527,177	—	—
Accounts and other receivables and contract assets	22,344,773	15,758,135	2,284,715
Loans to customers	214,972,110	211,446,645	30,656,882
Deferred tax assets	4,873,370	4,990,352	723,533
Property and equipment	380,081	322,499	46,758
Investments accounted for using the equity method	459,496	39,271	5,694
Intangible assets	899,406	885,056	128,321
Right-of-use assets	804,990	754,010	109,321
Goodwill	8,918,108	8,911,445	1,292,038
Other assets	1,249,424	1,958,741	283,991

Total assets	360,433,486	349,262,807	50,638,347

Liabilities
Payable to platform users	2,747,891	1,569,367	227,537
Borrowings	25,927,417	36,915,513	5,352,246
Bond payable	—	2,143,348	302,354
Current income tax liabilities	8,222,684	1,987,443	288,152
Accounts and other payables and contract liabilities	8,814,255	12,198,654	1,768,639
Payable to investors of consolidated structured entities	195,446,140	177,147,726	25,684,006
Financial guarantee liabilities	2,697,109	5,763,369	835,610
Deferred tax liabilities	833,694	694,090	100,634
Lease liabilities	794,544	748,807	108,567
Convertible promissory note payable	10,669,498	5,164,139	748,730
Optionally convertible promissory notes	7,405,103	8,142,908	1,180,611
Other liabilities	2,315,948	2,000,768	290,084

Total liabilities	265,874,283	254,476,132	36,895,571

Equity
Share capital	75	75	11
Share premium	33,365,786	32,073,874	4,650,275
Treasury shares	(5,560,104)	(5,642,769)	(818,125)
Other reserves	9,304,995	2,158,432	312,943
Retained earnings	55,942,943	64,600,234	9,366,154

Total equity attributable to owners of the Company	93,053,695	93,189,846	13,511,258

Non-controlling interests	1,505,508	1,596,829	231,518

Total equity	94,559,203	94,786,675	13,742,776

Total liabilities and equity	360,433,486	349,262,807	50,638,347

LUFAX HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2021	2022		2021	2022
	RMB	RMB	USD	RMB	RMB	USD
Net cash generated from/(used in) operating activities	(629,561)	4,823,634	699,361	4,987,472	4,455,301	645,958
Net cash generated from/(used in) investing activities	2,949,461	1,063,535	154,198	313,822	8,447,678	1,224,798
Net cash generated from/(used in) financing activities	(1,631,703)	(7,075,240)	(1,025,813)	(2,448,028)	(9,918,803)	(1,438,091)
Effects of exchange rate changes on cash and cash equivalents	(98,354)	(148,951)	(21,596)	(142,607)	57,025	8,268

Net increase/(decrease) in cash and cash equivalents	589,843	(1,337,022)	(193,850)	2,710,659	3,041,201	440,933
Cash and cash equivalents at the beginning of the period	25,906,467	30,874,533	4,476,387	23,785,651	26,496,310	3,841,604

Cash and cash equivalents at the end of the period	26,496,310	29,537,511	4,282,537	26,496,310	29,537,511	4,282,537